FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of January, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ____________

COMPAGNIE GENERALE DE GEOPHYSIQUE
Paris, January 27, 2006
CGG announces the success of its $165 million offering of
Senior Notes, with a Yield-to-Worst of 6.9%
     Compagnie Générale de Géophysique (ISIN: 0000120164 — NYSE: GGY) confirms today that it has successfully priced an offering of $165 million principal amount of 7 1/2% Senior Notes due 2015. The notes will be issued at a price of 103 1/4% of their principal amount, resulting in a Yield-to-Worst of 6.9%. The notes are expected to be issued on February 3rd, 2006.
     Following the Euros 209 million December 2005 rights issue, this offering will mainly enable CGG to refinance approximately $140 million remaining under its $375 million bridge credit facility used to finance the acquisition of Exploration Resources.
     The notes will not be registered under the Securities Act and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no offering to the public in France.
     For UK only: The attached document is only being distributed to and is only directed at (i) persons who have professionals experience in matters relating to investment who fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). The investments to which this document relates are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such investments, will be available only to or will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its content. Persons distributing such document must satisfy themselves that it is lawful to do so.
     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
     The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geosciences services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.
Contact :
Christophe BARNINI                      (33) 1 64 47 38 10 / (33) 1 64 47 38 11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : January 27th 2006	By Senior Executive Vice President
Technology , Control & corporate planning
and Group Communication
/Gerard CHAMBOVET/